Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson (Admitted in GA, NY & SC) 864.250.2235 Fax: 864.250.2359 neil.grayson@nelsonmullins.com

April 12, 2013

Via Edgar

Mr. Christian Windsor, Special Counsel

Mr. Jonathan Gottlieb, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:

Independence Bancshares, Inc.

Registration Statement on Form S-1

Filed February 6, 2013

File No. 333-186476

Dear Messrs. Windsor and Gottlieb:

On behalf of Independence Bancshares, Inc., (the “Company” or “Independence”), set forth below is the Company’s response to the comments of the Staff of the U. S. Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated February 21, 2013.

Registration Statement on Form S-1 filed February 6, 2013

Summary, page 1

1.

Provide us with a legal analysis supporting your determination that appointing persons to serve as directors without a vote of shareholders is appropriate under South Carolina law and your charter and bylaws. Also, please tell us about any arrangements or any understandings with each of these three individuals or related parties or affiliates.

Response to Comment 1:

Section 33-8-103(c) of the South Carolina Business Corporation Act of 1988 provides that the “articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed within the minimum and maximum

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Christian Windsor

Jonathan Gottlieb

April 12, 2013

by the shareholders or the board of directors” (emphasis added).  Article 3, Section 2 of the Company’s Bylaws, a copy of which was filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, provides that “[u]nless otherwise provided in the Articles of Incorporation, the number of directors of the Corporation shall be that number as may be fixed from time to time by resolution of the Board of Directors, but in no event shall the number be less than five or greater than 25. The number of members of the Board of Directors can be increased or decreased within the foregoing range at any time by the Board of Directors” (emphasis added).  The Company’s Articles of Incorporation, as amended, are silent on this topic.  Therefore, in accordance with South Carolina law and the Company’s Bylaws, the Company’s Board of Directors has the authority to appoint persons to serve as directors without a vote of the shareholders, provided that the number of directors remains within the range established in the Company’s Bylaws.  The Board of Directors currently consists of 14 persons and, therefore, the additions of Messrs. Baird, Willumstad, and Hageman to the Board would fall within the established and permissible range.

The Company raised capital in a private placement offering in 2012 to improve its capital ratios and position the Company to expand its business model, including in consumer finance, transaction processing services, digital payments and mobile banking.  In August 2012, the Company engaged Mr. Baird as a consultant to advise it with respect to the development of our payments business, and it held discussions at that time with Mr. Baird about joining the Company as its chief executive officer and as a director upon completion of the offering and upon receipt of regulatory approval to do so.  The Company also held discussions in August 2012 with Mr. Hageman about him joining the board of directors upon completion of the offering and receipt of regulatory approval to do so, and it also began seeking to identify other senior industry professionals with banking, payment, credit, technology and wireless telecommunications expertise to add to our board and management team.  During the course of the offering, the Company commenced discussions with Mr. Willumstad about investing in the offering and joining the board upon completion of the offering.  The Company did not have any agreement or obligation with respect to any of these individuals to appoint them to the board of directors, but it did inform each of them of its desire to add them to its board of directors upon completion of the offering, and the Company asked each of these individuals for his consent for the Company to request regulatory approval from the Federal Reserve Bank of Richmond for the individual to join the Company's board of directors.  We filed the regulatory application for Mr. Baird in August 2012 and the applications for Mr. Hageman and Mr. Willumstad in March 2013.  In October 2012, the Company obtained regulatory approval for Mr. Baird to become the chief executive officer and a director of the Company, and it is waiting on approval for Mr. Hageman and Mr. Willumstad.

In July 2011, Mr. Baird and Mr. Hageman formed MPIB Holdings, LLC (“MPIB”) to develop the business plan, contracts, technology strategy, regulatory plan and marketing efforts for a national digital payments bank.  The Company expects to enter into an agreement with MPIB to license and obtain the right to purchase certain of its assets.  See the response to question 2 below for additional information about these negotiations.  Upon receipt of regulatory

Christian Windsor

Jonathan Gottlieb

April 12, 2013

approval to serve as Chairman of the Board, the Company anticipates entering into a compensation agreement with Mr. Willumstad which it anticipates will provide for a monthly retainer of $10,000 for which he will be expected to perform certain functions typical of chairman of the board of a public company.

Please see pages 2 and 3 of Amendment No. 1 to the Registration Statement on Form S-1 filed April 12, 2013 ("Amendment No. 1") for revised disclosure in response to this comment.

2.

Please tell us about the “arm’s length” negotiations you have entered into to purchase MPIB. We note that Mr. Baird is the CEO of MPIB as well as one of your new directors.

Response to Comment 2:

The Company has revised the Summary section on page 2 to include the requested disclosure.

3.

Revise the Summary to clarify separately the impact of the private placement and the rights offering on your regulatory capital.

Response to Comment 3:

The Company has revised the Summary section on page 5 to include the Company’s consolidated regulatory capital ratios based on audited financial data as of December 31, 2012 (the day the private placement offering closed), giving effect to the private placement, and revised the Summary section to include the Company's pro forma consolidated regulatory capital ratios assuming the maximum offering amount is sold in this offering.

Christian Windsor

Jonathan Gottlieb

April 12, 2013

4.

Revise this section to disclose your profit or loss and earnings per share for the most recent fiscal year and the preceding years. Also, disclose the extent to which each of the three individuals that you have named or intend to name as CEO, Chairman and director (or any persons related or affiliated with the persons including Thomas Lee Partners, Brysam Global Partners) were offered and purchased stock in the private placement before being named to these positions.

Response to Comment 4:

The Company has revised the Summary section on page 1 to disclose its profit or loss and earnings per share for the most recent fiscal year and the preceding years.  The Company has also disclosed that Messrs. Baird, Willumstad, and Hageman purchased stock in the private placement before being named to their respective positions.  Messrs. Baird, Willumstad, and Hageman purchased 406,250, 1,156,250, and 1,250,000 shares of common stock in the private placement, respectively, on the same terms as the other investors.  Thomas Lee Partners did not purchase shares, while four individuals affiliated with Thomas Lee Partners, other than Mr. Baird, purchased 3,437,500 shares.  Neither Brysam Global Partners nor any other individuals affiliated with Brysam other than Mr. Willumstad purchased shares.  Except as set forth above, no persons related to or affiliated with Messrs. Baird, Willumstad, and Hageman purchased shares of common stock in the private placement.

5.

Please revise your disclosure relating to Mr. Baird to first full paragraph on page 2 to disclose Mr. Baird’s beneficial ownership of equity and his role as director or officer at MPIB.

Response to Comment 5:

The Company has revised the Summary section on page 2 to disclose Mr. Baird’s beneficial ownership of equity in MPIB and his role as managing member of MPIB.

Our Consent Order, page 4

6.

Please revise this section as follows summarize each of the material terms of the Consent Order and identify those provisions with which you have not fully complied.

Response to Comment 6:

The Company has revised the section titled Our Consent Order on page 6 to summarize each of the material terms of our Consent Order and identified those provisions with which it has not fully complied.

Christian Windsor

Jonathan Gottlieb

April 12, 2013

Risk Factors, page 8

7.

Add a risk factor that alerts investors to the risks that a group of shareholders, including officers and directors, holding a controlling block of stock. Also, add a risk factor that discusses the risks associated with your proposed investment in MPIB, a business currently owned by your new CEO and director.

Response to Comment 7:

The Company has added a risk factor on page 23 and 24 to include the requested disclosure pertaining to insider ownership of a controlling block of the Company’s stock.  The Company has also added a risk factor on page 20 addressing the risks associated with its proposed investment in MPIB, including the risks associated with the fact that MPIB is owned by its current CEO and member of its board of directors, Mr. Baird.

Capitalization, page 19

8.

Revise this section to separately disclose the impact of the private placement and the rights offering upon your capitalization. Also, since the rights offering does not have a minimum offering amount[,] consider presenting the impact of the offering based upon a subscription rate representing 25%, 50% and 100% participation.

Response to Comment 8:

The Company has revised the Capitalization section on page 26 to include the Company’s capitalization based on audited financial data as of December 31, 2012 (the day the private placement offering closed) as well as its pro forma capitalization assuming 25%, 50% and 100% participation.

Incorporation of Certain Information By Reference, page 26

9.

General Instruction VII of Form S-1 only permits incorporation of the 10-K for the most recently completed fiscal year. Please either file your 10-K for the year ended December 31, 2012 and update this section, or revise the S-1 to include all the information required by Form S-1.

Response to Comment 9:

On March 28, 2013, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012 and has incorporated that filing by reference into this registration statement.

Christian Windsor

Jonathan Gottlieb

April 12, 2013

10.

Please include the disclosure required by Item 11(l) of Form S-1 and Item 402 of Item S-K for your last completed fiscal year.

Response to Comment 10:

The Company filed its Annual Report on Form 10-K for the year ended December 31, 2012 on March 28, 2013, which includes the information required to be disclosed by Item 11(l) of Form S-1 and Item 402 of Regulation S-K for such period. The Company has incorporated that filing by reference into this registration statement.

Exhibits

11.

Please revise the exhibit table to clarify that the Stock Purchase Agreement to which you refer as Exhibit 10.8 and the Registration Rights Agreement each with the names of the investors and correct references to a Report on Form 8-K filed on January 4, 2013 as the report was filed on January 7.

Response to Comment 11:

The Company has revised its list of exhibits to refer to the Form of Stock Purchase Agreement and Form of Registration Rights Agreement, consistent with Item 601 of Regulation S-K.  The Company respectfully submits to the Staff that Item 601 of Regulation S-K does not require the disclosure of the names of each investor party to these agreements.  The Company acknowledges its disclosure obligations under Item 507 of Regulation S-K in connection with any registration statement filed pursuant to which the shares of the investors with registration rights are included for registration.  The Company has also revised the exhibit table to correct the references to the Current Report on Form 8-K filed on January 7, 2013.

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Christian Windsor

Jonathan Gottlieb

April 12, 2013

Please contact me at (864) 250-2235 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Neil E. Grayson
Neil E. Grayson

cc: Gordon A. Baird, Chief Executive Officer